Trey Resources, Inc.
5 Regent Street, Suite 520
Livingston, New Jersey 07039

                December 4, 2006

VIA EDGAR and FACSIMILE
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Trey Resources, Inc.
Registration Statement on Form SB-2
SEC File No. 333-133924

Ladies and Gentlemen:

On behalf of Trey Resources, Inc. (the “Company”), the undersigned hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-captioned Registration Statement be accelerated to 9:30 a.m., New York City time, on December 6, 2006, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that Christopher S. Auguste (telephone 212-715-9265) be advised upon the Registration Statement becoming effective.

                Respectfully submitted,

                TREY RESOURCES, INC.

                By: /s/ Mark Meller
              Name: Mark Meller
              Title:   Chief Executive Officer

cc: Christopher S. Auguste